UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission File Number: 001-38673

Arco Platform Ltd.

(Exact name of registrant as specified in its charter)

Rua Augusta 2840, 9th floor, suite 91

Consolação, São Paulo – SP

01412-100, Brazil
+55 (11) 3047-2655

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TABLE OF CONTENTS

ITEM
1.	Unaudited Interim Condensed Consolidated Financial Statements as of and for the nine months ended September 30, 2019

Item 1

Arco Platform Limited

Unaudited interim condensed

consolidated financial statements

September 30, 2019

Arco Platform Limited

Unaudited interim condensed consolidated statements of financial position

As of September 30, 2019 and December 31, 2018

(In thousands of Brazilian reais)

	Notes	September 30, 2019	December 31, 2018
Assets		(unaudited)
Current assets
Cash and cash equivalents	4	2,568	12,301
Financial investments	5	894,938	806,789
Trade receivables	6	87,461	136,611
Inventories	7	25,175	15,131
Recoverable taxes	8	28,471	11,227
Financial instruments from acquisition of interests	14	2,004	-
Loans to related parties	9	1,282	-
Other assets		9,228	6,091
Total current assets		1,051,127	988,150
Non-current assets
Financial instruments from acquisition of interests	14	21,374	26,630
Deferred income tax	22	178,163	99,460
Recoverable taxes	8	946	1,033
Financial investments	5	4,579	4,370
Loans to related parties	9	14,613	1,226
Other assets		8,466	1,060
Investments and interests in other entities	10	58,505	11,862
Property and equipment	11	16,726	13,347
Right-of-use assets	12	19,684	-
Intangible assets	13	157,467	187,740
Total non-current assets		480,523	346,728

Total assets		1,531,650	1,334,878

Liabilities
Current liabilities
Trade payables		21,824	14,845
Labor and social obligations		52,183	15,888
Advances from customers		3,171	5,997
Lease liabilities	12	5,453	-
Loans and financing		157	-
Taxes and contributions payable		2,018	2,555
Income taxes payable		29,891	17,294
Financial instruments from acquisition of interests	14	22,576	51
Accounts payable to selling shareholders	15	112,548	830
Other liabilities		125	428
Total current liabilities		249,946	57,888
Non-current liabilities
Labor and social obligations		5,535	-
Lease liabilities	12	18,131	-
Loans and financing		353	-
Financial instruments from acquisition of interests	14	54,861	25,046
Accounts payable to selling shareholders	15	175,220	180,551
Provision for legal proceedings	26	231	131
Deferred income tax	22	871	1,378
Other liabilities		122	-
Total non-current liabilities		255,324	207,106
Total liabilities		505,270	264,994
Equity
Share capital	17	10	10
Capital reserve		1,066,710	1,089,505
Share-based compensation reserve		99,781	67,350
Accumulated losses		(140,121)	(86,687)
Equity attributable to equity holders of the parent		1,026,380	1,070,178
Non-controlling interests		-	(294)
Total equity		1,026,380	1,069,884

Total liabilities and equity		1,531,650	1,334,878

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Arco Platform Limited

Unaudited interim condensed consolidated statements of income and comprehensive income

For the three- and nine-month periods ended September 30, 2019 and 2018

(In thousands of Brazilian reais, except loss per share)

		Three-month period ended		Nine-month period ended
	Notes	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
		(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net revenue	19	70,572	64,902	325,193	259,972
Cost of sales	20	(14,188)	(14,126)	(61,884)	(56,828)

Gross profit		56,384	50,776	263,309	203,144

Selling expenses	20	(47,639)	(29,683)	(123,089)	(78,069)
General and administrative expenses	20	(69,515)	(77,016)	(135,273)	(107,744)
Other (expense) income, net		(471)	2,342	2,451	4,514

Operating profit		(61,241)	(53,581)	7,398	21,845

Finance income	21	16,187	6,492	47,104	13,783
Finance costs	21	(104,968)	(8,241)	(133,823)	(16,006)
Finance result	21	(88,781)	(1,749)	(86,719)	(2,223)

Share of loss of equity-accounted investees	10	(794)	(255)	(1,953)	(549)

Income (loss) before income taxes		(150,816)	(55,585)	(81,274)	19,073
Income taxes - income (expense)
Current		(3,103)	(2,370)	(32,254)	(23,249)
Deferred		45,433	(2,379)	61,582	(1,851)
	22	42,330	(4,749)	29,328	(25,100)

Loss for the period		(108,486)	(60,334)	(51,946)	(6,027)

Other comprehensive income for the period		-	-	-	-
Total comprehensive loss for the period		(108,486)	(60,334)	(51,946)	(6,027)

Loss attributable to
Equity holders of the parent		(108,486)	(60,243)	(51,946)	(5,561)
Non-controlling interests		-	(91)	-	(466)

Basic loss per share - in Brazilian reais	18
Class A		(2.11)	(1.20)	(1.02)	(0.11)
Class B		(2.11)	(1.20)	(1.02)	(0.11)
Diluted loss per share - in Brazilian reais	18
Class A		(2.11)	(1.20)	(1.02)	(0.11)
Class B		(2.11)	(1.20)	(1.02)	(0.11)

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Arco Platform Limited

Unaudited interim condensed consolidated statements of changes in equity

For the three- and nine-month periods ended September 30, 2019 and 2018

(In thousands of Brazilian reais, unless otherwise stated)

		Attributable to equity holders of the parent
			Earnings reserves
	Share capital	Capital reserve	Legal reserve	Retained earnings reserve	Share-based compensation reserve	Accumulated losses	Total	Non-controlling interests	Total equity
Balances at June 30, 2018 (unaudited)	55,897	160,682	8,165	-	7,740	49,663	282,147	(169)	281,978

Loss for the period	-	-	-	-	-	(60,243)	(60,243)	(91)	(60,334)
Total comprehensive loss	-	-	-	-	-	(60,243)	(60,243)	(91)	(60,334)
Corporate reorganization	(55,890)	63,444	(8,165)	-	-	712	101	-	101
GA Holding – tax benefit on tax deductible goodwill	-	46,314	-	-	-	-	46,314	-	46,314
Capital increase – Alfaco	-	3,091	-	-	-	-	3,091	-	3,091
Issuance of common shares in initial public offering	3	895,179	-	-	-	-	895,182	-	895,182
Share issuance costs	-	(78,094)	-	-	-	-	(78,094)	-	(78,094)
Non-controlling interest	-	-	-	-	-	-	-	18	18
Share-based compensation plan	-	-	-	-	59,472	-	59,472	-	59,472
Balances at September 30, 2018 (unaudited)	10	1,090,616	-	-	67,212	(9,868)	1,147,970	(242)	1,147,728

		Attributable to equity holders of the parent
			Earnings reserves
	Share capital	Capital reserve	Legal reserve	Retained earnings reserve	Share-based compensation reserve	Accumulated losses	Total	Non-controlling interests	Total equity
Balance at December 31, 2017	55,897	160,682	8,165	73,827	7,053	-	305,624	111	305,735
Change in accounting policy – IFRS 9	-	-	-	-	-	(4,307)	(4,307)	-	(4,307)

Loss for the period	-	-	-	-	-	(5,561)	(5,561)	(466)	(6,027)
Total comprehensive loss	-	-	-	-	-	(5,561)	(5,561)	(466)	(6,027)
Corporate reorganization	(55,890)	63,444	(8,165)	(73,827)	-	-	(74,438)	-	(74,438)
GA Holding – tax benefit on tax deductible goodwill	-	46,314	-	-	-	-	46,314	-	46,314
Capital increase - Alfaco	-	3,091	-	-	-	-	3,091	-	3,091
Issuance of common shares in initial public offering	3	895,179	-	-	-	-	895,182	-	895,182
Share issuance costs	-	(78,094)	-	-	-	-	(78,094)	-	(78,094)
Non-controlling interest	-	-	-	-	-	-	-	113	113
Share-based compensation plan	-	-	-	-	60,159	-	60,159	-	60,159
Balances at September 30, 2018 (unaudited)	10	1,090,616	-	-	67,212	(9,868)	1,147,970	(242)	1,147,728

		Attributable to equity holders of the parent
	Share capital	Capital reserve	Share-based compensation reserve	Accumulated losses	Total	Non-controlling interests	Total equity

Balances at June 30, 2019 (unaudited)	10	1,066,710	81,783	(31,635)	1,116,868	-	1,116,868

Loss for the period	-	-	-	(108,486)	(108,486)	-	(108,486)
Total comprehensive loss	-	-	-	(108,486)	(108,486)	-	(108,486)
Restricted stock units (Note 16)	-	-	17,861	-	17,861	-	17,861
Share-based compensation plan - International School	-	-	137	-	137	-	137

Balances at September 30, 2019 (unaudited)	10	1,066,710	99,781	(140,121)	1,026,380	-	1,026,380

		Attributable to equity holders of the parent
	Share capital	Capital reserve	Share-based compensation reserve	Accumulated losses	Total	Non-controlling interests	Total equity

Balances at December 31, 2018	10	1,089,505	67,350	(86,687)	1,070,178	(294)	1,069,884
Change in accounting policy – IFRS 16 (Note 2.3)	-	-	-	(1,488)	(1,488)	-	(1,488)

Loss for the period	-	-	-	(51,946)	(51,946)	-	(51,946)
Total comprehensive loss	-	-	-	(51,946)	(51,946)	-	(51,946)
Capital increase (Note 17)	-	13,829	-	-	13,829	-	13,829
Corporate restructuring (Note 2.2)	-	(36,624)	-	-	(36,624)	-	(36,624)
Restricted stock units (Note 16)	-	-	32,019	-	32,019	-	32,019
Non-controlling interest	-	-	-	-	-	294	294
Share-based compensation plan - International School	-	-	412	-	412	-	412

Balances at September 30, 2019 (unaudited)	10	1,066,710	99,781	(140,121)	1,026,380	-	1,026,380

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Arco Platform Limited

Unaudited interim condensed consolidated statements of cash flows

For the nine-month periods ended September 30, 2019 and 2018

(In thousands of Brazilian reais)

	September 30, 2019	September 30, 2018
Operating activities	(unaudited)	(unaudited)
Income (loss) before income taxes for the period	(81,274)	19,073
Adjustments to reconcile income (loss) before income taxes
Depreciation and amortization	24,449	13,859
Inventory reserves	4,203	2,377
Allowance for doubtful accounts	9,489	5,713
Residual value of property and equipment and intangible assets disposed	593	138
Changes in fair value of derivative instruments	10,349	(2,902)
Changes in accounts payable to selling shareholders	81,781	-
Share of loss of equity-accounted investees	1,953	549
Share-based compensation plan	412	60,159
Restricted stock units	32,019	-
Provision for payroll taxes (restricted stock units)	23,399	-
Accrued interest	24,710	6,326
Interest in lease liabilities	1,231	-
Provision for legal proceedings	100	141
Foreign exchange results, net	(16)	-
Sale of investment	(3,252)	-
Other financial cost/revenue, net	(1,481)	-
Changes in assets and liabilities
Trade receivables	39,786	26,420
Inventories	(10,968)	(5,039)
Recoverable taxes	(7,550)	(18)
Other assets	(6,659)	(2,723)
Trade payables	8,492	4,836
Labor and social obligations	18,340	5,329
Taxes and contributions payable	(540)	438
Advances from customers	(2,337)	(1,929)
Other liabilities	(380)	(5,164)

Cash generated from operations	166,849	127,583

Income taxes paid	(28,640)	(25,465)
Interest paid on lease liabilities	(397)	-
Net cash flows from operating activities	137,812	102,118

Investing activities
Acquisition of property and equipment	(7,609)	(4,047)
Payment of investments and interests in other entities	(5,418)	(2,000)
Acquisition of subsidiaries, net of cash acquired	(16,137)	(13,820)
Acquisition of intangible assets	(26,361)	(9,848)
Financial investments	(88,432)	28,522
Loans to related parties	(14,000)	-
Net cash flows used in investing activities	(157,957)	(1,193)

Financing activities
Capital increase	13,829	3,091
Proceeds from initial public offering	-	895,182
Share issuance costs	(673)	(65,577)
Payment of lease liabilities	(2,709)	-
Payment of loans and financing	(52)	-
Dividends paid	-	(85,000)
Net cash flows from financing activities	10,395	747,696

Foreign exchange effects on cash and cash equivalents	17	-

Increase (decrease) in cash and cash equivalents	(9,733)	848,621
Cash and cash equivalents at the beginning of the period	12,301	834
Cash and cash equivalents at the end of the period	2,568	849,455
Increase (decrease) in cash and cash equivalents	(9,733)	848,621

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Notes to the unaudited interim condensed consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Arco Platform Limited (“Arco”) is a holding company incorporated under the laws of the Cayman Islands on April 12, 2018. Arco and its subsidiaries are collectively referred to as the Company. Arco became the parent company of Arco Educação S.A. (“Arco Brazil”) through the completion of the corporate reorganization described in Note 1 Corporate reorganization and initial public offering of the Company´s consolidated financial statements for the year ended December 31, 2018.

Arco Brazil is the holding company of the operating subsidiaries, including EAS Educação S.A. (“EAS”), which provides educational content from basic to secondary education (“K-12 curriculum”). Since 2015, the Company has been investing in technology and its printed methodology evolved to an educational platform, capable of delivering the entire K-12 curriculum content.

The Company offers a complete pedagogical methodology using technology features to deliver educational content to improve the learning process. The Company’s activities comprise the editing, publishing, advertising and sale of educational content for private schools.

The address of the Company’s principal executive office is 2840 Rua Augusta, 11th Floor, Consolação, São Paulo, Brazil. The Company is listed on the NASDAQ Global Select Market (Symbol: ARCE).

These unaudited interim condensed consolidated financial statements were authorized for issue by the Board of Directors on November 21, 2019.

2	Significant accounting policies

2.1	Basis for preparation and presentation of the unaudited interim condensed consolidated financial statements

These interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in the Company’s annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the IASB have been condensed or omitted. These interim condensed consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2018, which include information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies were presented in Note 2 Significant accounting policies to the consolidated financial statements for the year ended December 31, 2018.

The accounting policies applied in the preparation of these interim condensed consolidated financial statements are consistent with those applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2018, with the exception of the application of certain new and amended IFRSs issued by the IASB, which were effective from January 1, 2019. Those new and amended IFRSs that had a significant impact on the Company’s interim condensed consolidated financial statements are described in Note 2.3 Changes in accounting policies and disclosures.

In preparing these interim condensed consolidated financial statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses. Actual results may differ from these estimates. The critical judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied and disclosed in Note 3 Significant accounting estimates and assumptions to the Company’s consolidated financial statements for the year ended December 31, 2018.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“BRL” or “R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousands, except when otherwise indicated.

2.2	Changes in the Company’s subsidiaries

During the nine-month period ended September 30, 2019, the Company had the following changes in its corporate organization:

On January 2, 2019, the Company agreed to sell its shares of Escola de Aplicação São José dos Campos Ltda., which is part of the Company’s Core segment, to its minority shareholders. The transaction price of R$ 3,741 will be received in 16 quarterly installments from January 2022 to October 2025, adjusted by the IGP-M (Brazilian general market price index issued by the FGV – “Fundação Getúlio Vargas”).

On February 1, 2019, EAS spun-off its investment in SAE Digital to a new holding company, which was subsequently merged by SAE Digital and its shares were issued to Arco Brazil. When EAS acquired SAE Digital, goodwill was treated as not deductible; however, after this transaction, SAE Digital has the tax benefit of the deductibility of the goodwill, which generates a future tax benefit and has recorded a deferred tax asset of R$ 5,135. The deductible goodwill amounts to R$ 14,597. The net effect of R$ 9,462 was accounted for in equity.

On March 31, 2019, Novagaúcha Editora e Livraria Ltda. was merged by Barra Américas Editora Ltda.. The goodwill of this transaction is R$ 4,330 and was charged to equity. No tax benefit was generated in this transaction.

On May 1, 2019, continuing the corporate restructuring, SAE Digital merged NS Educação Ltda. (“NS Educação”) and NS Ventures Participações S.A. (“NS Ventures”). In 2017, when NS Ventures acquired a 30% interest in SAE Digital and a 100% interest in NS Educação, the goodwill was treated as not deductible; however, after this transaction, SAE Digital has the tax benefit of the deductibility of the goodwill, which generates a future tax benefit and has recorded a deferred tax asset of R$ 11,762. The deductibe goodwill amounts to R$ 34,594. The net effect of R$ 22,832 was accounted for in equity.

2.3	Changes in accounting policies and disclosures

New standards, interpretations and amendments adopted by the Company

On January 1, 2019, the Company adopted IFRS 16 Leases. The nature and effect of the initial adoption of this new standard are disclosed below.

Other amendments and interpretations apply for the first time in 2019, but do not have an impact on the unaudited interim condensed consolidated financial statements of the Company.

IFRS 16 - Leases

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model.

The Company adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of January 1, 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Company elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. The Company also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (‘short-term leases’), and lease contracts for which the underlying asset is of low value (‘low-value assets’, i.e., below US$ 5).

The effects of adoption of IFRS 16 as at January 1, 2019 is as follows:

Assets
Right-of-use assets	20,102
Deferred tax assets	731
Total assets	20,833

Liabilities
Lease liabilities	22,321
Total liabilities	22,321

Total adjustment on equity:
Retained earnings	(1,488)

a)	Nature of the effect of adoption of IFRS16

The Company has lease contracts for properties. Before the adoption of IFRS 16, the Company classified each of its leases (as lessee) at the inception date as either a finance lease or an operating lease. The Company did not have finance leases as of December 31, 2018. In an operating lease, the leased property was not capitalized, and the lease payments were recognized as rent expense in profit or loss on a straight-line basis over the lease term. Any prepaid rent and accrued rent were recognized under Other assets and Trade payables, respectively. Upon adoption of IFRS 16, the Company applied a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The standard provides specific transition requirements and practical expedients, which have been applied by the Company.

The Company recognized right-of-use assets and lease liabilities for those leases previously classified as operating leases, except for short-term leases and leases of low-value assets. The right-of-use assets for most leases were recognized based on the carrying amount as if the standard had always been applied. Lease liabilities were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application.

The Company also applied the available practical expedients wherein it:

✓	Used an intrinsic discount rate, according to the characteristics for each lease;

✓	Relied on its assessment of whether leases are onerous immediately before the date of initial application;

✓	Applied the short-term leases and low-value assets exemptions to leases at the date of initial application;

✓	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application;

✓	Used hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

Based on the foregoing, as at January 1, 2019:

✓	Right-of -use assets of R$ 20,102 were recognized and presented separately in the consolidated statement of financial position.

✓	Lease liabilities of R$ 22,321 were recognized and presented separately in the consolidated statement of financial position;

✓	Deferred tax assets increased by R$ 731 because of the deferred tax impact of the changes in assets and liabilities;

✓	The net effect of these adjustments had been adjusted to accumulated losses (R$ 1,488).

The lease liabilities as at January 1, 2019 can be reconciled to the operating lease commitments as at December 31, 2018 as follows:

Operating lease commitments as at December 31, 2018	27,397
Weighted average incremental borrowing rate as at January 1, 2019	7.35%
Discounted operating lease commitments at January 1, 2019	22,874
Less:
Commitments related to sale of Escola de Aplicação São José dos Campos Ltda.	(553)
Lease liabilities as at January 1, 2019	22,321

b)	Summary of new accounting policies

Set out below are the new accounting policies of the Company upon adoption of IFRS 16, which have been applied from the date of initial application:

✓	Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of use assets are subject to impairment.

✓	Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the lease liabilities are measured at amortized cost using the effective interest method. The lease liabilities are remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liabilities are remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

✓	Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases of properties (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

✓	Significant judgement in determining the lease term of contracts with renewal options

The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Company has the option, under some of its leases to lease the assets for additional terms. The Company applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

IFRIC Interpretation 23 - Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 Income Taxes. It does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

• Whether an entity considers uncertain tax treatments separately

• The assumptions an entity makes about the examination of tax treatments by taxation authorities

• How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates

• How an entity considers changes in facts and circumstances

An entity must determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should be followed.

The Company applies significant judgement in identifying uncertainties over income tax treatments.

Upon adoption of the Interpretation, the Company considered whether it has any uncertain tax positions. The Company applied the interpretation and concluded that it did not have a significant impact on the unaudited interim condensed consolidated financial statements.

3	Business combination

(a)	EEM Licenciamento de Programas Educacionais S.A. (“Escola em Movimento”)

On April 29, 2019, the Company agreed to acquire control of Escola em Movimento, by acquiring 100% of its outstanding ordinary shares and voting interests. The Company acquired Escola em Movimento to expand both its existing product portfolio and customer base. The acquisition was subject to CADE’s approval, the Brazilian anti-trust agency, which was a condition precedent for closing the acquisition. CADE approved the acquisition in May 2019, and the transaction closing date occurred on June 4, 2019.

Escola em Movimento is an application developer that enhances communication between schools and parents.

The purchase consideration transferred was R$ 18,285. The amount of R$ 16,095 was paid on the acquisition date; R$260 was paid on September 29, 2019 and R$ 1,930 has been retained for the period of 2 years as a guarantee for the payment of any contingent liabilities that may arise. Any remaining balance will be transferred to the former owners of the acquired entity. The amount will be released in two equal annual installments R$ 965, adjusted by the Brazilian basic interest rate (SELIC).

The fair value of the identifiable assets and liabilities as of the date of the acquisition was:

Escola em Movimento
Assets
Cash and cash and equivalents	218
Trade receivables	126
Recoverable taxes	12
Other assets	13
Property and equipment	83
Intangible assets	5,865
6,317

Liabilities
Trade payables	48
Labor and social obligations	200
Taxes and contributions payable	149
Loans and financing	547
Other liabilities	157
1,101
Total identifiable net assets at fair value	5,216

Goodwill arising on acquisition	13,069
Purchase consideration transferred	18,285
Cash paid	16,355
Retained payments	1,930
Analysis of cash flows on acquisition:
Transaction costs of the acquisition (included in cash flows from operating activities)	(649)
Cash paid and subscribed capital net of cash acquired with the subsidiary (included in cash flows from investing activities)	(16,137)

The Company did not recognize deferred taxes related to business combination due to lack of difference between the fiscal and accounting balance sheet.

Goodwill

The goodwill recorded on the acquisition was R$ 13,069 and it is expected to be deductible for tax purposes after the Company merges the acquiree. For the purpose of impairment testing, the goodwill has been allocated to the Supplemental operating segment.

The goodwill recognized is primarily attributable to the expected synergies and other benefits from combining the assets and activities of Escola em Movimento with those of the Company. The goodwill paid is based on the Business Plan prepared for purposes of the acquisition, and the principal business assumptions used were considered by the administration as appropriate

Transaction costs

Transaction costs of R$ 649 were expensed and are included in general and administrative expenses for the nine-month period ended September 30, 2019.

Measurement of fair value

The valuation techniques used for measuring the fair value of separate identified intangible assets acquired were as follows:

Asset acquired	Valuation technique
Customer list	Multi-period excess earning method
The method considers the present value of net cash flows expected to be generated by customer relationship, by excluding any cash flows related to contributory assets.

Software	Replacement cost The method considers the amount that an entity would have to pay to replace at the present time, according to its current worth.
Trademarks	Relief-from-royalty method The relief-from-royalty method considers the discount estimated royalty payments that are expected to be avoided as a result of the trademarks being owned.
Non-compete agreement	With-and-without method
The With-and-Without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another, considering its non-existence.

From the date of acquisition to September 30, 2019, Escola em Movimento had revenues of R$ 1,346 and a loss before income taxes of R$ 1,472. If the combination had taken place at the beginning of the nine-month period ended September 30, 2019, net revenue of the Company would have been R$ 326,747 and loss before income taxes would have been R$ 81,835.

4	Cash and cash equivalents

	September 30, 2019	December 31, 2018
	(unaudited)
Cash and bank deposits	445	366
Bank deposits in foreign currency (a)	41	3,615
Cash equivalents (b)	2,082	8,320
	2,568	12,301

(a)	Short-term deposits (mainly IPO proceeds) maintained in U.S. dollar.

(b)	Cash equivalents represent investments in Bank Certificates of Deposit (“CDB”) of highly rated financial institutions. As of September 30, 2019, the average interest on these CDBs are equivalent to 60.8% (December 31, 2018: 61.7%) of the Interbank Certificates of Deposit rate (“CDI”). The average CDI rate during the nine-month period was 0.51% per month. These funds are available for immediate use and have insignificant risk of changes in value.

5	Financial investments

	September 30, 2019	December 31, 2018
	(unaudited)
Financial investments (a)	895,988	810,812
Financial investments in foreign currency	3,123	-
Other	406	347
	899,517	811,159
Current	894,938	806,789
Non-current	4,579	4,370

(a)	Financial investments correspond to investments in funds managed by highly rated financial institutions. As of September 30, 2019, the average interest on these funds are equivalent to 101.4% (December 31, 2018: 100.9%) of the CDI. The average CDI rate during the nine-month period was 0.51% per month.

6	Trade receivables

	September 30, 2019	December 31, 2018
	(unaudited)
From sales of educational content	108,296	146,114
From related parties (Note 9)	879	3,916
	109,175	150,030
(-) Allowance for doubtful accounts	(21,714)	(13,419)
	87,461	136,611

As of September 30, 2019, and December 31, 2018, the aging of trade receivables was as follows:

	September 30, 2019	December 31, 2018
	(unaudited)
Neither past due nor impaired	66,151	127,387
Past due	43,024	22,643

1 to 60 days	19,187	8,931
61 to 90 days	5,758	3,868
91 to 120 days	4,547	1,978
121 to 180 days	6,983	3,173
More than 180 days	6,549	4,693
	109,175	150,030

The movement in the allowance for doubtful accounts for the nine-month periods ended September 30, 2019 and 2018, was as follows:

	September 30, 2019	September 30, 2018
	(unaudited)	(unaudited)
Balance at beginning of the period	(13,419)	(4,533)
Change in accounting policy – IFRS 9	-	(5,757)
Additions	(9,489)	(5,713)
Receivables written off during the period as uncollectible	1,194	1,545
Balance at end of period	(21,714)	(14,458)

7	Inventories

	September 30, 2019	December 31, 2018
	(unaudited)
Educational content	8,169	8,335
Educational content in progress (a)	13,235	6,205
Consumables and supplies	861	286
Inventories held by third parties	2,910	305
	25,175	15,131

(a)	Costs being incurred to develop educational content. These costs include incurred personnel costs and third-party services for editing educational content and related activities (graphic design, editing, proofreading and layout, among others).

Educational content is presented net of inventory reserve. The movement in the inventory reserve for the nine-month periods ended September 30, 2019 and 2018 was as follows:

	September 30, 2019	September 30, 2018
	(unaudited)	(unaudited)
Balance at beginning of the period	(4,403)	(2,047)
Inventory reserve	(4,203)	(2,377)
Write-off of inventories against reserve	5,342	1,667
Balance at end of the period	(3,264)	(2,757)

8	Recoverable taxes

	September 30, 2019	December 31, 2018
	(unaudited)
Withholding Income Tax (IRRF) on financial investments	10,560	5,291
Recoverable IRPJ and CSLL	17,382	5,520
Recoverable PIS and COFINS	973	1,223
Other recoverable taxes	502	226
	29,417	12,260
Current	28,471	11,227
Non current	946	1,033

Withholding income tax (IRRF) will be utilized to offset federal taxes payable.

9	Related parties

The table below summarizes the balances and transactions with related parties:

	September 30, 2019	December 31, 2018
Assets	(unaudited)
Trade receivables
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	879	3,916
	879	3,916

Loans to related parties
WPensar S.A. (b)	1,282	1,226
Loans - Geekie (c)	4,174	-
Debentures – Geekie (c)	10,439	-
	15,895	1,226
Current	1,282	-
Non current	14,613	1,226

Advances from customers
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	(24)	-
	(24)	-

	September 30, 2019	September 30, 2018
Net revenue	(unaudited)	(unaudited)
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	4,490	4,507

Expenses
ASC Empreendimentos Ltda. and OSC Empreendimentos Ltda. (d)	(6)	(12)

Finance income
WPensar S.A. (b)	56	-
Geekie (c)	613	-
	669	-

(a) SAS Desenvolvimento Educacional Ltda. and International School sell educational content to Livraria ASC Ltda. and Educadora ASC Ltda., entities under common control of the Company’s controlling shareholder. The transactions are priced based on contract price at the sales date.

(b) The amounts receivable from WPensar S.A. come from loan agreements and are indexed to the Brazilian Sistema Especial de Liquidação e Custódia (SELIC) interest rate and have a due date in July 2020. During 2019, the Company recognized R$ 56 of finance income.

(c) On January 17, 2019, the Company entered into an agreement with its associated company, Geekie Desenvolvimento de Softwares S.A. (“Geekie”) buying 100,000 debentures issued at same date at par value of R$ 100.00 (hundred reais) each, totaling R$ 10,000. During 2019, the Company recognized R$ 439 of finance income. The debentures are due in June 2022 and bear interest of 110% of the CDI. The debentures are convertible in shares at the option of Arco at maturity similar to same terms of the call and put options presented in the investment agreement.

On the same date, the Company lent R$ 4,000 to Geekie Partners S.A., the controlling shareholder of Geekie, through a loan agreement with payment due in June 2022, interest of 110% of the CDI, and with their entire interest on Geekie’s shares as collateral to the transaction. During 2019, the Company recognized R$ 174 of finance income.

The transactions totaled R$ 14,000 and are intended to support Geekie’s working capital needs.

(d) SAS Sistema de Ensino Ltda. leased a facility from ASC Empreendimentos Ltda., which agreement was terminated in June 2018; SAS Livrarias Ltda. leased a facility from OSC Empreendimentos Ltda., which agreement was also terminated in June 2018; and SAS Desenvolvimento Educacional Ltda. leases a facility from OSC Empreendimentos Ltda., which are entities under common control of the Company’s controlling shareholder.

Key management personnel compensation

Key management personnel compensation comprised the following:

	September 30, 2019	September 30, 2018
	(unaudited)	(unaudited)
Short-term employee benefits	9,565	5,466
Share-based compensation plan	-	59,747
Restricted stock units	48,370	-
	57,935	65,213

For the nine-month period ended September 30, 2019, there was no recognition of expenses for Arco's stock option plan, since it is fully vested (see note 16.b).

The expense of restricted stock units (“RSUs”) represents the grant of new awards (see note 16.b).

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, bonuses, labor and social charges, and other ordinary short-term employee benefits.

10	Investments and interests in other entities

(a)	Investments

Nave à Vela Ltda. (“Nave”)

On May 13, 2019, the selling shareholders of Nave, a developer of competence-based learning content and methodology, approved a capital increase from SAS Desenvolvimento Educacional Ltda. (“SAS Desenvolvimento”) through the issuance of 760 new common shares, registered and without par value, for the total subscription price of R$ 4,200, corresponding to a minority interest of 13.2% of the total amount of shares issued. Nave will be managed by Directors, subject to the guidelines of the Consulting Board, composed of three members, which one member will be indicated by SAS Desenvolvimento and the others by the sellers and, accordingly, as of September 30, 2019, SAS Desenvolvimento does not control Nave.

The acquisition of the remaining 86.8% of the total capital will occur over the next three years (subject to price adjustments, net of debt at each closing date) and has been accounted as forward contract.

(i) First tranche: Payable on February 15, 2020 or within 15 days after the final and definitive determination of the acquisition price relating to this tranche, whichever occurs last. SAS Desenvolvimento will acquire 37.8% interest, in the amount of 37.8% of Nave’s revenues from October 1, 2018 to September 30, 2019 multiplied by 6.5, net of debt. As from the closing date of the first tranche, Nave will be managed by the Board of Directors, and SAS Desenvolvimento will indicate two members.

(ii) Second tranche: Payable on February 15, 2021 or within 15 days after the final and definitive determination of the acquisition price relating to this tranche, whichever occurs last. SAS Desenvolvimento will acquire 24% interest, in the amount of 24% of Nave’s revenues from October 1, 2019 to September 30, 2020 multiplied by 5.3, net of debt;

(iii) Third tranche: Payable on February 15, 2022 or within 15 days after the final and definitive determination of the acquisition price relating to this tranche, whichever occurs last. SAS Desenvolvimento will acquire the remaining 25% interest, in the amount of 25% of the Nave’s revenues from October 1, 2020 to September 30, 2021 multiplied by 3, net of debt.

(i) Investments and interests in other entities

Reconciliation of carrying amount:

	September 30, 2019				September 30, 2018
	(unaudited)				(unaudited)
	WPensar	Geekie	Nave	Total	Total
At beginning of the period	3,237	8,625	-	11,862	12,654
Capital contributions	-	1,218	4,200	5,418	-
Forward contract (Note 10a)	-	-	43,210	43,210	-
Loss of changes in ownership	-	(32)	-	(32)	-
Share of profit (loss) of equity-accounted investees	(126)	(1,308)	(519)	(1,953)	(549)
At end of the period	3,111	8,503	46,891	58,505	12,105

Percentage of ownership	25.0%	9.01%	13.2%

(ii) Selected financial information for associates and joint ventures

	Geekie	WPensar	Nave
September 30, 2019 (unaudited)
Current assets	5,192	1,711	4,867
Non-current assets	14,916	1,650	297
Current liabilities	8,213	350	1,323
Non-current liabilities	10,463	1,224	412
Equity	1,432	1,787	3,429
Net revenue	7,357	3,231	1,236
Costs and expenses (*)	(18,363)	(3,026)	(3,587)
Profit (loss) for the period	(11,006)	205	(2,351)
September 30, 2018 (unaudited)
Net revenue	6,142	934	-
Costs and expenses (*)	(12,994)	(1,078)	-
Profit (loss) for the period	(6,852)	(144)	-
December 31, 2018
Current assets	5,215	1,625	-
Non-current assets	12,174	1,414	-
Current liabilities	7,681	286	-
Non-current liabilities	-	1,170	-
Equity	9,708	1,583	-

(*)	Comprise costs, selling and administrative expenses, finance result, other expenses and income tax and social contribution.

11	Property and equipment

Reconciliation of carrying amount:

	September 30, 2019 (unaudited)								September 30,2018 (unaudited)
	Machinery and equipment	Vehicles	Furniture and fixtures	IT equipment	Facilities	Leasehold improvements	Others	Total	Total

Cost
At beginning of the period	896	191	2,296	5,080	325	4,638	6,199	19,625	12,926
Additions	137	-	443	1,518	-	4,189	1,322	7,609	4,047
Disposals	(17)	-	-	(16)	-	(19)	(1,053)	(1,105)	(155)
Business combination	17	-	21	45	-	-	-	83	-
Sale of Escola de Aplicação São José dos Campos Ltda.	(50)	-	(201)	(51)	-	(710)	-	(1,012)	-
Write-offs	-	-	-	-	-	-	(792)	(792)	-
At end of the period	983	191	2,559	6,576	325	8,098	5,676	24,408	16,818

Depreciation
At beginning of the period	(254)	(144)	(527)	(1,910)	(100)	(1,274)	(2,069)	(6,278)	(3,847)
Depreciation charge for the period	(62)	(18)	(174)	(800)	(14)	(450)	(1,077)	(2,595)	(1,743)
Depreciation of disposals	-	-	-	-	-	42	938	980	17
Sale of Escola de Aplicação São José dos Campos	10	-	34	17	-	150	-	211	-
At end of the period	(306)	(162)	(667)	(2,693)	(114)	(1,532)	(2,208)	(7,682)	(5,573)

Net book value
As of December 31	642	47	1,769	3,170	225	3,364	4,130	13,347	9,079
As of September 30 (unaudited)	677	29	1,892	3,883	211	6,566	3,468	16,726	11,245

Annual depreciation rates	10%	20%	10%	20%	10%	10% to 30%	33%

(*) The additions of leasehold improvements during the nine-month period ended September 30, 2019 refers to the construction of a new corporate headquarter.

The Company assesses, at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property and equipment for the nine-month periods ended September 30, 2019 and 2018.

12	Leases

The balance sheet shows the following amounts relating to leases:

September 30, 2019
(unaudited)
Right-of-use assets
Properties	19,684
19,684

September 30, 2019
(unaudited)
Lease liabilities *
Current	5,453
Non-current	18,131
23,584

* For the adjustments recognized on adoption of IFRS 16 on January 1, 2019, see Note 2.3.

Set out below, are the carrying amounts of the Company’s right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use assets – Properties	Lease Liabilities
As at January 1, 2019	20,102	(22,321)
Additions	3,453	(3,453)
Lease modification	(315)	315
Depreciation expense	(3,556)	-
Interest expense	-	(1,231)
Payments of lease liabilities	-	2,709
Interest paid	-	397
As at September 30, 2019	19,684	(23,584)

Average annual depreciation rate	20%

The Company recognized rent expense from short-term leases and low-value assets of R$ 2,019 for the nine-month period ended September 30, 2019.

There were no additions to the right-of-use assets during the nine-month period ended September 30, 2019.

13	Intangible assets

		September 30, 2019 (unaudited)										September 30,2018 (unaudited)
	Goodwill	Rights on contracts	Customer relationships	Educational system	Copyrights	Software license	Trademarks	Educational platform	Non- compete agreement	In Progress	Total	Total

Cost
At the beginning of the period	89,634	15,263	23,045	36,656	12,692	2,808	19,141	21,911	1,097	2,249	224,496	195,093
Corporate restructuring (Note 2.2)	(53,521)	-	-	-	-	-	-	-	-	-	(53,521)	9,848
Acquisitions	-	-	-	-	5,701	2,416	-	14,530	-	3,714	26,361	-
Disposals	-	-	-	-	-	-	-	(676)	-	-	(676)	-
Business combination	13,069	-	1,218	-	-	3,029	1,161	-	457	-	18,934	-
At end of the period	49,182	15,263	24,263	36,656	18,393	8,253	20,302	35,765	1,554	5,963	215,594	204,941

Amortization
At the beginning of the period	-	(3,949)	(7,560)	(12,716)	(3,939)	(648)	(3,810)	(3,860)	(274)	-	(36,756)	(19,610)
Amortization	-	(1,007)	(1,997)	(4,760)	(4,196)	(1,054)	(1,220)	(7,142)	(203)	-	(21,579)	(12,116)
Amortization of disposals	-	-	-	-	-	-	-	208	-	-	208	-
At end of the period	-	(4,956)	(9,557)	(17,476)	(8,135)	(1,702)	(5,030)	(10,794)	(477)	-	(58,127)	(31,726)

Net book value
At the beginning of the period	89,634	11,314	15,485	23,940	8,753	2,160	15,331	18,051	823	2,249	187,740	175,483
At end of the period (unaudited)	49,182	10,307	14,706	19,180	10,258	6,551	15,272	24,971	1,077	5,963	157,467	173,215

Average annual amortization rates	-	10%	13%	17%	33%	33%	10%	33%	21%	-

(a)	Goodwill

The carrying amount of goodwill by operating segment was:

	September 30, 2019 (unaudited)	December 31, 2018

Core	8,515	62,036
Supplemental	40,667	27,598
	49,182	89,634

The decrease in goodwill in the nine-month period is due to the write-off to equity resulting from corporate restructuring as mentioned in note 2.2.

Impairment test for goodwill

There were no indications of impairment for the nine-month periods ended September 30, 2019 and 2018.

(b)	Other intangible assets

Intangible assets, other than goodwill, are valued separately for each acquisition and are amortized over their expected useful lives. The useful lives and methods of amortization of other intangibles are reviewed at each financial year end and adjusted prospectively, if appropriate.

For the nine-month periods ended September 30, 2019 and 2018 there were no indications that the Company’s other intangible assets with definite lives might be impaired.

14	Financial instruments from acquisition of interests

The breakdown of derivative instruments related to business combinations and acquisition of investments in associates and joint ventures is as follows:

	September 30, 2019	December 31, 2018
Assets	(unaudited)
Derivative financial instruments (*)
Call option in Geekie	21,374	23,346
Call option in WPensar	2,004	3,284
	23,378	26,630
Current	2,004	-
Non current	21,374	26,630

Liabilities	September 30, 2019	December 31, 2018
Derivative financial instruments	(unaudited)
Put option in Geekie	(21,682)	(22,037)
Put option in WPensar	(2,026)	(3,006)
Deferred revenue in Escola de Aplicação São José dos Campos Ltda.	-	(54)

Forward contract
Investment in Nave (a)	(53,729)	-

	(77,437)	(25,097)

Current	(22,576)	(51)
Non current	(54,861)	(25,046)

(*) Refer to Note 11 of the consolidated financial statements ate December 31, 2018 for a description of the terms and condition of the call and put options.

(a)	The forward contract is recorded at the present value using an estimated interest rate of 17,8%. During 2019, the Company recognized R$ 2,033 of interest and changes in fair value of derivative instruments of R$ 8,485.

15	Accounts payable to selling shareholders

	September 30, 2019	December 31, 2018
	(unaudited)
Accounts payable to selling shareholders
Acquisition of International School (a)	(278,504)	(174,410)
Acquisition of NS Educação Ltda. (b)	(7,297)	(6,971)
Acquisition of Escola em Movimento (c)	(1,967)	-
	(287,768)	(181,381)
Current	(112,548)	(830)
Non-current	(175,220)	(180,551)

(a)	Upon acquiring control of International School, the shareholders entered into an agreement with put and call options over the remaining interest. Because the terms of the put and call options are symmetrical, the Company concluded that it is virtually certain that either the parent or the non-controlling shareholder will exercise the option because it will be in the economic interests of one of them to do so. The financial liability is recorded at the present value of the estimated amount payable to the non-controlling shareholder upon the exercise of the put option and discounted to present value using an estimated interest rate of 17,6%. During 2019, the Company recognized R$ 22,313 of interest. The amount payable is calculated based on realized EBITDA for the school year of 2019 (first installment) and projected EBITDA for school year of 2020 (second installment), both, net of debts, as determined in the agreement. School year is defined as the twelve-month period starting in October of the previous year to September of the mentioned current year. The first installment will be paid in the first half of 2020 and the second installment in the first half of 2021. The Company performed a review of previous operations projections, because it had a better visibility regarding next year’s contracts revenue with customers (ACV), that resulted in an increase on the projected EBITDA. Based on the new projected numbers, the accounts payable increased by R$ 81,781 and was recorded as financial expense liability. The Company’s review of previous operations projections as described above was performed with no change to the accounting criteria applied to prior financial periods. The operation projections may vary in subsequent financial periods depending on the application of the agreement and the final basis of calculation of its financial liability and will be updated accordingly in its financial statements for future financial periods.

(b)	This amount was retained for any losses, which will be released in annual installments from December 30, 2018 to December 30, 2022.

(c)	This amount was retained for any losses, which will be released in two annual installments on the first and second anniversary of the acquisition. The amount is being adjusted by the basic interest rate (SELIC).

16	Labor and social obligations

(a)	Share-based compensation plan

Arco Plan

Members of the Company’s Management participate in a share-based compensation plan. In 2019, all directors exercised their stock options.

As of September 30, 2019, there were no outstanding share options (December 31, 2018: 1,091,039).

There was no share-based compensation expense for the nine-month period ended September 30, 2019.

The following table illustrates the number and movements of share options during the period:

	Number of share options	Average exercise price per share option
Outstanding at December 31, 2018	1,091,039	12.56
Granted	-	-
Forfeited	-	-
Exercised	(1,091,039)	12.68
Expired	-	-
Outstanding at September 30, 2019	-	-

International School plan

There were no share options granted, forfeited, exercised and expired for the nine-month period ended September 30, 2019.

The share-based compensation expense for the International School Plan recognized in the statement of income for the nine-month period ended September 30, 2019 was R$ 412 (R$ 412 in 2018).

Restricted stock units

On April 30, 2019, the Company granted 542,760 restricted stock units (RSUs), with fair value of R$ 126.76, which will be available for sale by the beneficiaries annually, over three years, on each date of the anniversary of the IPO. The related compensation expense will be recognized over a period of three years.

On July 19, 2019, one beneficiary left the Company, reducing by 28,758 the number of restricted stock shares granted. The following table reflects the movements from the grant date until September 30, 2019:

Number of share options
Outstanding at December 31, 2018	-
Granted	542,760
Effectively forfeited	(28,758)
Estimated forfeited	(20,560)
Outstanding at September 30, 2019	493,442

The total compensation expense for the nine-month period ended September 30, 2019, including taxes and social charges, was R$ 55,418, net of estimated forfeited. These awards are classified as equity.

After the vesting period, the restricted shares have the same rights and privileges as any shareholder. The condition for the employee to receive the restricted shares is to continue working at the Company during the vesting period.

17	Equity

Share capital

As of September 30, 2019, the Company’s share capital is represented by 51,352,066 common shares (December 31, 2018: 50,261,027) of par value of US$ 0.00005 each, comprised by 27,658,290 Class B common shares (December 31, 2018: 27,658,290) and 23,693,776 Class A common shares (December 31, 2018: 22,602,737).

In 2019, the directors exercised their stock options, resulting in a capital increase of R$13,829 and 1,091,039 of Class A common shares.

18	Earnings (loss) per share (EPS)

Basic

Basic EPS is calculated by dividing profit (loss) attributable to the equity holders of the parent by the weighted average number of Class A and Class B common shares outstanding during the period.

Diluted

Diluted EPS is calculated by dividing profit (loss) attributable to the equity holders of the parent by the weighted average number of Class A and Class B common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all potential common shares with dilutive effects.

The following table reflects the profit (loss) attributable to equity holders of the parent and the share data used in the basic and diluted EPS computations:

	Nine-month period ended			Nine-month period ended
	September 30, 2019 (unaudited)			September 30, 2018 (unaudited)
	Class A	Class B	Total	Class A	Class B	Total

Loss attributable to equity holders of the parent	(23,658)	(28,288)	(51,946)	(2,501)	(3,060)	(5,561)
Weighted average number of common shares outstanding (thousand)	23,132	27,658		22,603	27,658
Effects of dilution from:
Share-based compensation plan (thousands)	-	-		-	-

Basic loss per share - R$	(1.02)	(1.02)		(0.11)	(0.11)
Diluted loss per share - R$	(1.02)	(1.02)		(0.11)	(0.11)

	Three-month period ended			Three-month period ended
	September 30, 2019 (unaudited)			September 30, 2018 (unaudited)
	Class A	Class B	Total	Class A	Class B	Total

Loss attributable to equity holders of the parent	(50,055)	(58,431)	(108,486)	(27,092)	(33,151)	(60,243)
Weighted average number of common shares outstanding (thousand)	23,694	27,658		22,603	27,658
Effects of dilution from:
Share-based compensation plan (thousands)	-	-		-	-

Basic loss per share - R$	(2.11)	(2.11)		(1.20)	(1.20)
Diluted loss per share - R$	(2.11)	(2.11)		(1.20)	(1.20)

Diluted loss per share is calculated by the weighted average number of outstanding shares, in order to assume the conversion of all potential dilutive shares. Diluted result per share is calculated considering the instruments that may have a potential dilutive effect in the future, such as share-based payment instruments, using the treasury shares method when the effect is dilutive. However, due to the losses reported for the three- and nine-month periods ended September 30, 2019 and 2018, these instruments issued have antidilutive effect and, therefore, were not considered in the weighted average number of outstanding shares for the computation of diluted loss per share.

19	Revenue

The Company’s net revenue is as follows:

	Three-month period ended		Nine-month period ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Educational content	75,258	67,486	351,082	273,013
Other	1,078	1,219	1,434	2,961
Returns	(3,763)	(2,132)	(16,652)	(8,045)
Discounts	(1,934)	(1,614)	(10,583)	(7,870)
Taxes	(67)	(57)	(88)	(87)
Net revenue	70,572	64,902	325,193	259,972

	For the nine-month period ended 30 September 2019			For the nine-month period ended 30 September 2018
Segments	Core	Supplemental	Total	Core	Supplemental	Total
Type of goods or service	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Educational content	267,052	56,795	323,847	223,279	33,830	257,109
Other	-	1,346	1,346	2,863	-	2,863
Total net revenue from contracts with customers	267,052	58,141	325,193	226,142	33,830	259,972
Timing of revenue recognition
Transferred at a point in time	267,052	58,141	325,193	226,142	33,830	259,972
Total net revenue from contracts with customers	267,052	58,141	325,193	226,142	33,830	259,972

	For the three-month period ended 30 September 2019			For the three-month period ended 30 September 2018
Segments	Core	Supplemental	Total	Core	Supplemental	Total
Type of goods or service	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Educational content	67,070	2,491	69,561	63,043	690	63,733
Other	-	1,011	1,011	1,169	-	1,169
Total net revenue from contracts with customers	67,070	3,502	70,572	64,212	690	64,902
Timing of revenue recognition
Transferred at a point in time	67,070	3,502	70,572	64,212	690	64,902
Total net revenue from contracts with customers	67,070	3,502	70,572	64,212	690	64,902

The Company’s revenues from contracts with customers are all in Brazil.

The Company recognized impairment losses on trade receivables arising from contracts with customers, included under selling expenses in the statement of income, of R$ 9,489 and R$ 5,713 for the nine-month periods ended September 30, 2019 and 2018, respectively.

Revenues tax benefits

The Company is not subject to the payment of the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenues tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the sale of books. The sale of printed and digital books is also exempt from the Brazilian municipal taxes and from the Brazilian value added tax (Imposto sobre Operações relativas à Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação, or ICMS).

20	Expenses by nature

	Three-month period ended		Nine-month period ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Content providing	5,976	8,785	28,456	29,779
Operations personnel	1,870	2,566	7,844	9,147
Inventory reserves	643	(865)	4,203	2,377
Freight	2,330	1,673	9,811	5,463
Depreciation and amortization	2,416	1,460	9,027	3,618
Other	953	507	2,543	6,444
Cost of sales	14,188	14,126	61,884	56,828

Sales personnel	18,564	10,697	56,008	32,581
Depreciation and amortization	3,659	3,044	10,142	8,944
Sales and marketing	9,274	5,499	19,900	11,385
Customer support	5,547	6,073	20,432	14,492
Allowance for doubtful accounts	7,286	2,576	9,489	5,713
Real estate rentals	494	514	1,438	1,394
Other	2,815	1,280	5,680	3,560
Selling expenses	47,639	29,683	123,089	78,069

Corporate personnel	12,464	9,770	35,198	25,810
Third party services	15,400	2,961	27,723	10,310
Real estate rentals	514	904	2,019	2,607
Travel expenses	955	952	2,173	2,114
Tax expenses	490	903	1,578	1,819
Software licenses	412	189	710	910
Share-based compensation plan, restricted stock units and payroll taxes	34,878	59,472	55,830	60,159
Depreciation and amortization	2,029	453	5,278	1,297
Other	2,373	1,412	4,764	2,718
General and administrative expenses	69,515	77,016	135,273	107,744

Total	131,342	120,825	320,246	242,641

21	Finance result

	Three-month period ended		Nine-month period ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Income from financial investments	10,407	253	31,251	830
Changes in fair value of financial investments (a)	3,242	647	7,903	3,536
Changes in fair value of derivative instruments (b)	260	5,742	3,709	8,825
Foreign exchange gains	1,209	-	1,586	-
Interest income	1,358	-	1,358	-
Other	(289)	(150)	1,297	592
Finance income	16,187	6,492	47,104	13,783

Changes in fair value of derivative instruments (b)	(8,689)	(4,814)	(14,058)	(5,923)
Changes in accounts payable to selling shareholders (Note 15)	(81,781)	-	(81,781)	-
Interest expenses (c)	(10,270)	(2,538)	(24,710)	(7,362)
Financial discounts granted	(554)	(427)	(2,936)	(1,360)
Bank fees	(368)	(98)	(2,542)	(267)
Interest on lease expenses	(449)	-	(1,231)	-
Foreign exchange loss	(676)	(136)	(1,569)	(136)
Other	(2,181)	(228)	(4,996)	(958)
Finance costs	(104,968)	(8,241)	(133,823)	(16,006)

Finance result	(88,781)	(1,749)	(86,719)	(2,223)

(a)	Refers to gains on financial investments measured at FVPL.

(b)	Refers to changes in the fair value of derivative financial instruments, comprised of the put and call options from business acquisitions and investments in associates and joint ventures.

(c)	Refer to interest expense on liabilities related to business combinations and investments in associates.

22	Income taxes

(a)	Reconciliation of income taxes expense

	Three-month period ended		Nine-month period ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Profit (loss) before income taxes	(150,816)	(55,585)	(81,274)	19,073
Combined statutory income taxes rate - %	34%	34%	34%	34%
	51,277	18,899	27,633	(6,485)
Income taxes at statutory rates
Reconciliation adjustments:
Share of loss of equity-accounted investees (a)	(270)	(87)	(664)	(187)
Effect of presumed profit of subsidiaries (b)	(7,774)	789	393	6,233
Permanent differences (c)	-	(22,531)	-	(22,531)
Other additions (exclusions), net	(903)	(1,819)	1,966	(2,130)
Income taxes benefit (expense)	42,330	(4,749)	29,328	(25,100)

Current	(3,103)	(2,370)	(32,254)	(23,249)
Deferred	45,433	(2,379)	61,582	(1,851)
Income taxes benefit (expense)	42,330	(4,749)	29,328	(25,100)

Effective rate	28.1%	(8.5%)	36.1%	131.6%

(a)	Refers to the effect of 34% on the share of profit of investees for the year.

(b)	Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Company’s subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries. The variance between for the nine-month periods ended September 30, 2019 and 2018 is due to the effect of presumed profit taxation of certain subsidiaries, which have a lower income tax rate but had a higher profit before income tax.

(c)	Refers mainly to permanent differences of non-deductible expenses from share-based compensation plan expenses.

(b)	Deferred income taxes

The changes in the deferred tax assets and liabilities are as follows:

	As of December 31, 2018	Change in accounting practice	Recognized in profit or loss	Recognized in equity	As of September 30, 2019
Deferred tax assets					(unaudited)
Tax losses carryforward	4,364	-	(946)	-	3,418
Temporary differences
Financial instruments from acquisition of interests	59,166	-	37,306	-	96,472
Other temporary differences	6,585	731	8,615	-	15,931
Tax benefit from tax deductible goodwill (a)	46,314	-	467	16,897	63,678
Amortization of intangible assets	1,282	-	347	-	1,629
Restricted stock units	-	-	17,551	-	17,551
Total deferred tax assets	117,711	731	63,340	16,897	198,679
Deferred tax liabilities
Financial instruments from acquisition of interests	(18,166)	-	(1,212)	-	(19,378)
Other temporary differences	(1,463)	-	(546)	-	(2,009)
Total deferred tax liabilities	(19,629)	-	(1,758)	-	(21,387)
Deferred tax assets (liabilities), net	98,082	731	61,582	16,897	177,292

Deferred tax assets – non current	99,460				178,163
Deferred tax liabilities – non current	(1,378)				(871)

(a)	Refers to R$ 46,314 of tax benefit generated from the goodwill in the acquisition of EAS interest by GA Holding and R$ 16,897 to tax benefits generated from the corporates restructuring described in Note 2.2.

As of September 30, 2019, the Company had unrecognized deferred income tax assets in the amount of R$ 937 (December 31, 2018: R$ 3,228) with respect to tax loss carryforward. The net operating losses carried forwards do not expire, however, their compensation is limited to 30% of the annual taxable income. The recognition of the deferred income tax assets is supported by the Company’s forecasts of the future profitability and historical results.

23	Segment information

Segment information is presented consistently with the internal reports provided to the Company’s main key executives. They are responsible for allocating resources, assessing the performance of the operating segments, and making the Company’s strategic decisions.

The Executive Officers have defined the operating segments based on the reports used to make structured strategic decisions, which allow for decision-making based on these structures:

(i)	Core: The Core Curriculum business segment provides solutions that address the Brazilian K-12 curriculum requirements through a personalized and interactive learning experience. Students access content in various formats, such as digital, video, print, and other audiovisual formats that are aligned with the daily curriculum of their classes;

(ii)	Supplemental: The Supplemental Solutions business segment provide additional value-added content that private schools can opt in for, in addition to the Core Curriculum solution. Currently, the Company’s primary Supplemental product is an English as a second language (ESL) bilingual teaching program.

The Executive Officers do not make strategic decisions or evaluate performance based on geographic regions. Currently, the Company operates solely in Brazil and all the assets, liabilities and results are allocated in Brazil. Also, based on the agreements signed with schools as of September 30, 2019, none of our customers individually represented more than 5% of our total revenue.

Seasonality of operations

The Company typically delivers Core Curriculum content four times each year: in March, June, August and December. Supplemental Solutions content is delivered twice each year in June and December, typically two to three months prior to the start of each school quarter. This allows the private schools and their teachers to prepare classes in advance of each school quarter. Because revenue is recognized at the moment of delivery of the educational content, the fourth quarter results reflect the growth in the number of students from one school year to another. Consequently, the Company generally have higher revenues in the fourth quarter of the year compared to the preceding quarters.

	Nine-month period ended September 30, 2019 (unaudited)
	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
Net revenue	267,052	58,141	325,193	-	325,193
Cost of sales	(53,236)	(8,648)	(61,884)	-	(61,884)
Gross profit	213,816	49,493	263,309	-	263,309
Selling expenses	(94,484)	(28,605)	(123,089)	-	(123,089)
Segment profit	119,332	20,888	140,220	-	140,220
General and administrative expenses					(135,273)
Other income, net					2,451
Operating profit					7,398
Finance income					47,104
Finance costs					(133,823)
Share of loss of equity-accounted investees					(1,953)
Loss before income taxes					(81,274)
Income taxes expense					29,328
Loss for the period					(51,946)

Other disclosures
Depreciation and amortization	21,860	2,587	24,447	-	24,447
Investments in associates and joint ventures	58,505	-	58,505	-	58,505
Capital expenditures	23,981	9,989	33,970	-	33,970

	Nine-month period ended September 30, 2018 (unaudited)
	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
Net revenue	226,142	33,830	259,972	-	259,972
Cost of sales	(51,159)	(5,669)	(56,828)	-	(56,828)
Gross profit	174,983	28,161	203,144	-	203,144
Selling expenses	(61,662)	(16,407)	(78,069)	-	(78,069)
Segment profit	113,321	11,754	125,075	-	125,075
General and administrative expenses					(107,744)
Other income, net					4,514
Operating profit					21,845
Finance income					13,783
Finance costs					(16,006)
Share of loss of equity-accounted investees					(549)
Profit before income taxes					19,073
Income taxes expense					(25,100)
Profit for the period					(6,027)

Other disclosures
Depreciation and amortization	12,824	1,035	13,859	-	13,859
Investments in associates and joint ventures	12,105	-	12,105	-	12,105
Capital expenditures	11,824	2,071	13,895	-	13,895

	Three-month period ended September 30, 2019 (unaudited)
	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
Revenue	67,070	3,502	70,572	-	70,572
Cost of sales	(12,962)	(1,226)	(14,188)	-	(14,188)
Gross profit	54,108	2,276	56,384	-	56,384
Selling expenses	(36,746)	(10,893)	(47,639)	-	(47,639)
Segment profit	17,362	(8,617)	8,745	-	8,745
General and administrative expenses					(69,515)
Other expenses, net					(471)
Operating profit					(61,241)
Finance income					16,187
Finance costs					(104,968)
Share of loss of equity-accounted investees					(794)
Profit before income taxes					(150,816)
Income taxes expense					42,330
Profit for the period					(108,486)

	Three-month period ended September 30, 2018 (unaudited)
	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
Revenue	64,212	690	64,902	-	64,902
Cost of sales	(13,827)	(299)	(14,126)	-	(14,126)
Gross profit	50,385	391	50,776	-	50,776
Selling expenses	(22,421)	(7,262)	(29,683)	-	(29,683)
Segment profit	27,964	(6,871)	21,093	-	21,093
General and administrative expenses					(77,016)
Other income, net					2,342
Operating profit					(53,581)
Finance income					6,492
Finance costs					(8,241)
Share of loss of equity-accounted investees					(255)
Profit before income taxes					(55,585)
Income taxes expense					(4,749)
Profit for the period					(60,334)

Capital expenditures consist of additions of property and equipment and intangible assets. There were no inter-segment revenues in the nine-month periods ended September 30, 2019 and 2018.

Segment performance is evaluated based on segment profit or loss and is measured consistently with profit or loss in the consolidated financial statements. General and administrative expenses, other income (expenses) net, finance result, share of profit (loss) of equity-accounted investees and income taxes are managed on a Company basis and are not allocated to operating segments.

Segment profit or loss excludes general and administrative expenses, other income (expenses), net, finance result, share of profit (loss) of equity-accounted investees and income taxes in order to demonstrate the results without the influence of shared service center expenses or significant items of income and expenses which may have an impact on the quality of earnings such as restructuring costs, legal expenses, and impairments.

There were no adjustments or eliminations in the profit or loss between segments. Segment assets and liabilities are measured in the same way as in the financial statements. These assets and liabilities are allocated based on the operations of the segment.

	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
As of September 30, 2019 (unaudited)
Total assets	1,446,129	87,751	1,533,880	(2,230)	1,531,650
Total liabilities	479,389	28,111	507,500	(2,230)	505,270

As of December 31, 2018
Total assets	1,273,107	62,006	1,335,113	(235)	1,334,878
Total liabilities	254,744	10,485	265,229	(235)	264,994

24	Financial instruments

The Company holds the following financial instruments:

Financial assets	Assets at FVPL	Assets at amortized cost	Total
September 30, 2019 (unaudited)
Cash and cash equivalents	2,568	-	2,568
Financial investments	893,148	6,369	899,517
Trade receivables	-	87,461	87,461
Financial instruments from acquisition of interests	23,378	-	23,378
	919,094	93,830	1,012,924

Financial assets	Assets at FVPL	Assets at amortized cost	Total
December 31, 2018
Cash and cash equivalents	12,301	-	12,301
Financial investments	2,370	808,789	811,159
Trade receivables	-	136,611	136,611
Financial instruments from acquisition of interests	26,630	-	26,630
	41,301	945,400	986,701

Financial liabilities	Liabilities at FVPL	Liabilities at amortized cost	Total
September 30, 2019 (unaudited)
Trade payables	-	21,824	21,824
Financial instruments from acquisition of interests	77,437	-	77,437
Accounts payable to selling shareholders	287,768	-	287,768
Lease liabilities	-	23,584	23,584
Loans and financing	-	510	510
	365,205	45,918	411,123

Financial liabilities	Liabilities at FVPL	Liabilities at amortized cost	Total
December 31, 2018
Trade payables	-	14,845	14,845
Financial instruments from acquisition of interests	25,097	-	25,097
Accounts payable to selling shareholders	-	181,381	181,381
	25,097	196,226	221,323

The Company’s exposure to certain risks associated with the financial instruments is discussed in Note 25.

The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

(a)	Financial instruments at fair value through profit or loss

Financial investments

The Company designated part of its financial investments as financial assets at fair value through profit or loss.

Derivative instruments

The Company acquired entities under business combinations and through the acquisition of interests in associates and joint ventures. The share purchase agreements contain put and call options and forward contracts that are also measured at fair value through profit or loss.

As of and for the nine-month periods ended September 30, 2019 and 2018 none of the Company’s derivatives have been designated as hedges for accounting purposes.

(ii) Amounts recognized in profit or loss

Changes in fair values of financial instruments at fair value through profit or loss are recorded in finance income (costs) in profit or loss (loss of R$ 10,349 and gain of R$ 2,902 for the nine-month periods ended in September 30, 2019 and 2018, respectively).

(b)	Recognized fair value measurements

(i) Fair value hierarchy

The table below explains the judgements and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value through profit or loss in the consolidated financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Company has classified its financial instruments into the three levels.

Assets and liabilities are measured and recognized at fair value as follows:

	Hierarchy	September 30, 2019	December 31, 2018
Financial assets
Cash and cash equivalents	Level 2	2,568	12,301
Financial investments	Level 2	893,148	2,370
Derivative financial instruments	Level 3	23,378	26,630

Financial liabilities
Derivative financial instruments and forward contracts	Level 3	77,437	25,097
Accounts payable to selling shareholders	Level 3	287,768	-

As of September 30, 2019, and December 31, 2018, the Company assessed the fair values of its financial instruments. This assessment does not indicate fair values significantly different from the carrying amounts. The estimated realizable values of financial assets and liabilities were determined based on available market information and appropriate valuation methodologies.

The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

There were no transfers between levels for recurring fair value measurements during the financial statement period.

(ii) Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

•	the use of quoted market prices or dealer quotes for similar instruments;

•	the fair value of derivatives is calculated with Black & Scholes; and

•	the fair value of the remaining financial instruments is determined using discounted cash flow analysis.

All the resulting fair value estimates are included in level 2 except for contingent consideration and certain derivative contracts, where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

(iii) Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 items for the nine-month periods ended September 30, 2019 and 2018.

Recurring fair value measurements	Financial instruments from acquisition of interests (assets)	Financial instruments from acquisition of interests (liabilities)	Accounts payable to selling shareholders
Balances as of December 31, 2017	12,511	(13,637)	-
Payment of capital increase in Geekie	-	2,000	-
Deferred revenue in Escola de Aplicação São José dos Campos Ltda.	-	37	-
Gains recognized in statement of income	3,118	(253)	-
Balances as of September 30, 2018 (unaudited)	15,629	(11,853)	-

Balances as of December 31, 2018	26,630	(25,097)	(181,381)
Acquisition of Escola em Movimento	-	-	(1,929)
Forward contract of Nave	-	(43,210)	-
Changes in accounts payable to selling shareholders	-	-	(81,781)
Interest expense	-	(2,033)	(22,677)
Deferred revenue in Escola de Aplicação São José dos Campos Ltda.	-	54	-
Gains (loss) recognized in statement of income	(3,252)	(7,151)	-
Balances as of September 30, 2019 (unaudited)	23,378	(77,437)	(287,768)

(iv) Transfers between levels 2 and 3

In the nine-month periods ended September 30, 2019 and 2018, the Company did not transfer any financial instruments from level 2 into level 3.

(v) Valuation processes

The finance department of the Company performs and reviews the valuations of items required for financial reporting purposes, including level 3 fair values. Discussions of valuation processes and results conform with the Company’s yearly reporting periods. Also, the Company hires specialists to measure fair value of certain financial assets independently.

The main level 3 inputs used by the Company are derived and evaluated as follows:

•	Discount rates for financial assets and financial liabilities are determined using a capital asset pricing model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset.

•	Risk adjustments specific to the counterparties (including assumptions about credit default rates) are derived from observable market data of credit risk grading.

•	Earnings growth factors for unlisted equity securities are estimated based on market information for similar types of companies.

•	Contingent consideration – expected cash outflows are estimated based on the terms of the business combinations and the entity’s knowledge of the business as well as how the current economic environment is likely to impact it.

25	Risk

(a)	Financial risk management

The Company monitors market, credit and operational risks in line with the objectives in capital management and counts with the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company monitors the effectiveness of the Company’s risk management.

The sensitivity analyses in the following sections relate to the position as of September 30, 2019.

Capital management

The Company’s objectives when managing capital are to:

•	maximize shareholder value;

•	safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders; and

•	maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or alter the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

No changes were made in the objectives, policies or processes for managing capital during the nine-month period ended September 30, 2019.

(i) Foreign exchange risk

Exposure

The Company’s exposure to foreign currency risk as of September 30, 2019 and December 31, 2018, was as follows:

	September 30, 2019	December 31, 2018
Cash and cash equivalents	41	3,615
Financial investments	3,123	-

The Company does not operate outside Brazil and does not have exposure to foreign exchange risk on commercial transactions, i.e., revenues or expenses.

Sensitivity analysis

The sensitivity analysis as of September 30, 2019 consider three scenarios of U.S. dollar exchange rate variation, as follows:

•	Base scenario - exchange rate as of September 30, 2019 of R$ 4.1638 per US$ 1.00;

•	Scenario I - a 10% increase in the U.S. dollar exchange rate, to R$ 4.5802; and

•	Scenario II - a 10% decrease in the U.S. dollar exchange rate, to R$ 3.7474.

The table below set forth the sensitivity analysis as of September 30, 2019, for the amount of cash and cash equivalents and financial investments denominated in U.S. dollar of US$ 760 thousand:

	Base scenario	Scenario I	Scenario II
	Exchange rate: R$ 4.1638	Exchange rate: R$ 4.5802	Exchange rate: R$ 3.7474
Finance income (costs)		317	(317)

(ii) Liquidity risk

Management of the Company has responsibility for mitigating liquidity risk. In order to achieve their goals, management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for printing educational content, freight expenses, operating expenses, labor and social obligations and other operating disbursements.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

As of September 30, 2019 (unaudited)	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Trade payables	-	21,824	-	-	-	21,824
Lease liabilities	43	1,230	4,180	18,131	-	23,584
Loans and financing	-	39	118	353	-	510
Financial instruments from acquisition of interests	-	-	22,576	54,861	-	77,437
Accounts payable to selling shareholders	-	867	111,681	175,220	-	287,768
	43	23,960	138,555	248,565	-	411,123

(iii) Financial counterparty risk

This risk arises from the possibility that the Company may incur losses due to the default of its counterparties. To mitigate these risks, the Company adopts as practice the analysis of the financial and equity situation of its counterparties.

Counterparty credit limits, which take published credit ratings and other factors into account, are set to cover the Company’s total aggregate exposure to a single financial institution. Exposures and limits applicable to each financial institution are approved by our treasury within guidelines approved by the board and are reviewed on a regular basis.

(iv) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s investments with floating interest rates. The Company is mainly exposed to fluctuations in CDI interest rates on financial investments.

Sensitivity analysis

The Company has a significant portion of its financial investments indexed to the CDI variation. According to the reference rates obtained from the website of the Brazilian Stock Exchange – B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and projected for 12 months, as of September 30, 2019 the CDI rate was 5.71%.

As of September 30, 2019, the Company’s management estimated two scenarios of the CDI rates at +10% and -10%, which were used as a basis for the possible and remote scenarios, respectively. The table below shows a summary of the scenarios estimated by Management and the effect on profit before income taxes:

	Exposure	+10%	-10%
September 30, 2019 (unaudited)
Cash, bank deposits and cash equivalents	2,082	12	(12)
Financial investments	896,394	5,118	(5,118)

The Company has derivatives (calls and put options) on non-controlling interests in associates and joint ventures acquired. The fair value of these derivatives is calculated using multiple scenarios and intrinsic methods. The major inputs are: exercise price, exercise date, volatility and gross profit of the associates and joint ventures.

The Company performed evaluation of their fair value at the end of each period in order to account for any changes to it, as disclosed in Note 24. These derivatives, which are not publicly traded, have specific conditions that do not enable us to present a sensitivity analysis in relation to specific interest rates or market indexes. Also, these derivatives are part of the Company’s strategy to acquire companies directly related to its continuous growth and are considered by the Company as a deferred payment to the previous shareholders of the acquirees.

26	Commitments and contingencies

(i) Legal proceedings

The Company is party to labor and tax litigation in progress, which arise during the ordinary course of business. The provisions for probable losses arising from these matters are estimated and periodically adjusted by Management, supported by the opinion of its external legal advisors.

	Labor	Taxes	Total
	(unaudited)	(unaudited)	(unaudited)

Balances at December 31, 2018	17	114	131
Additions	222	2	224
Reversals	(124)	-	(124)
Balances at September 30, 2019	115	116	231

As of September 30, 2019, the Company was party to lawsuits classified as possible losses totaling R$ 4,046 (R$ 5,170 as of December 31, 2018), as shown below:

	September 30, 2019	December 31, 2018
	(unaudited)
Civil (a)	3,538	4,425
Labor (b)	508	745
Total	4,046	5,170

(a)	The civil proceedings relate mainly to customer claims, including those related to the early termination of certain agreements, among others.

(b)	The labor proceedings to which the Company is a party were filed by former employees or suppliers and third-party service providers’ employees seeking joint liability for the acts of the Company’s suppliers and service providers.

On September 19, 2019, Mr. Ulisses Borges Cardinot, a 48.52% shareholder in our subsidiary, International School, filed a request for arbitration with the Center for Arbitration and Mediation of the Chamber of Commerce Brazil-Canada in Brazil against Arco Platform Limited, EAS Educação S.A. and Arco Educação S.A. This request for arbitration purporting to assert Mr. Cardinot's rights under the Investment Agreement, is still at an early stage; therefore, it is not possible to confirm which claims will be asserted by Mr. Cardinot in the course of the proceedings or estimate provisions accordingly.

27	Transactions not involving cash

The Company carried out the non-cash activities in the nine-month period ended September 30, 2019, which are not reflected in the statement of cash flows, mainly related to the corporate restructuring in the amount of R$ 3,741 described in Note 2.2, the recognition of right-of-use asses and lease liabilities as a result of the adoption of IFRS 16, the forward contract (Note 10 and Note 14) and the escrow account described in note 3 (Business combination).

28	Subsequent events

Follow-on public offering

On October 29, 2019, Arco completed a follow-on public offering. The public offering of 7,719,503 Class A common shares, consisting of 4,268,847 Class A common shares offered by certain selling shareholders of Arco (the “Selling Shareholders”), including General Atlantic Arco (Bermuda), L.P. (“GA”), and 3,450,656 Class A common shares offered by Arco. In addition, GA expects to grant the underwriters a 30-day option to purchase up to 1,157,925 additional Class A common shares at the public offering price, less underwriting discounts and commissions. Arco will not receive any proceeds from the sale of Class A common shares by the Selling Shareholders.

The initial offering price was US$43.00 per common share, for gross proceeds of US$331.9 million, for both, the selling shareholders and the Company. The Company received net proceeds of US$143.9 million (or R$574.6 million), after deducting US$3.7 million (or R$14.7 million) in underwriting discounts and commissions.

Restricted Stock Units

On October 1, 2019, one beneficiary left the Company, reducing by 8,155 the number of restricted stock shares granted. On October 2, 2019, Arco granted 37,929 new restricted shares. The purpose of the Restricted Shares Grant Plan is to allow the granting of Class A Restricted Shares of the Company to participants, subject to certain conditions, the conditions are described in note 16a.

Arco issued 136,366 Class A common shares, underlying restricted shares units pursuant to the Restricted Shares Grant Plan, of which 68,876 Class A common shares were issued on October 21, 2019 and the remaining 67,490 were issued on November 1, 2019. The total number of gross shares granted is 188,089 Class A common shares, vested by September 30, 2019, but were granted only 136,366, because was net of personal income tax of the beneficiary, that will be retained and paid by Arco.

Acquisition of Sistema Positivo de Ensino (“Positivo”)

On May 7, 2019, the Company announced that it entered into a definitive agreement to acquire Sistema Positivo de Ensino (Positivo), one of the largest K-12 content providers to private schools in Brazil.

Under terms of the agreement, Arco will acquire Positivo for R$1,685 million in cash, with 50% due at the time of closing. The remaining 50% will be paid over 5 years, 20% payable in 2021 and 2022, and 30% payable in 2023 and 2024, all adjusted by the Brazilian Interbank Certificate of Deposit rate (CDI). The acquisition has been approved by the Boards of Directors of both Arco and Positivo.

The transaction was subject to customary closing conditions, including antitrust and other regulatory approvals in Brazil, and accordingly, the Company does not have control of Positivo and has not consolidated it as of September 30, 2019.

After the final antitrust approval from Brazil’s Administrative Council for Economic Defense – CADE, which occurred on October 23, 2019, Arco concluded the transaction on November 1, 2019. Accordingly, in that date, the Company, through its subsidiary EAS, acquired control of Positivo.

On November 1, 2019, the Company updated by CDI from March 31 to September 30, 2019, the amount of the contract, obtaining R$ 1,745 million. The 50% due on the closing date of the transaction, was reduced by restricted values (movements outside the normal course of business), corresponding to R$ 71,730. Concluding, in the closing date, the Company paid R$ 800,851.

To guarantee the remaining debt, the Company signed a guarantee letter with Bradesco bank.

Acquisition of Nave

Pursuant to the investment and share purchase agreement for the acquisition of Nave, Arco anticipated the first tranche, corresponding to 37.8% of the outstanding share capital of Nave. On October 29, 2019 the Company acquired the control of Nave for the amount of R$21,098. The acquisition still subjected to price adjustments, that Arco intends to finish by January 31, 2020.

Acquisition of additional shares of Geekie and additional loan agreement

On October 14, 2019, Arco acquired an additional 1.92% interest in the share capital of Geekie through a capital increase of R$2,500 increasing our total interest to 10.92%. In addition, on October 25, 2019, Arco acquired an additional 18.44% interest in the share capital of Geekie from a minority shareholder for the amount of R$21,892 increasing our total interest to 29.36%. Lastly, on November 15, 2019, Arco acquired an additional 1.17% interest in the share capital of Geekie through a capital increase of R$2,000 increasing our total interest to 30.53%.

Loan agreement

On October 25, 2019, the Company entered into a loan agreement in the amount of R$100,000, maturing in October 2020 (single installment), and an interest rate of 100% of CDI plus 0,7% p.a.

***

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arco Platform Ltd.

By:	/s/ Ari de Sá Cavalcante Neto
	Name:	Ari de Sá Cavalcante Neto
	Title:	Chief Executive Officer

Date: November 26, 2019